Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

October 17, 2007.

Item 3.

News Release

Press release was issued on October 22, 2007.

Item 4.

Summary of Material Change

TSX Venture Exchange acceptance received for final tranche of private placement. (See attached press release).

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

October 23, 2007.

NOT FOR DISTRIBUTION IN THE U.S.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 22, 2007

TSX Venture Exchange:     EMR

OTC Bulletin Board:

        EGMCF

U.S. 20-F Registration:       000-51411

Frankfurt Stock Exchange: EML

EMGOLD COMPLETES $8 MILLION PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce it has completed its previously announced non-brokered private placement offering (the “Offering”), which was fully subscribed and raised gross proceeds of $8,000,326. A total of 72,730,236 units (the “Units”) were issued at a price of $0.11 per Unit.  Closing of the final tranche of the Offering occurred on Friday, October 12, 2007.

Sargent Berner and Kenneth Yurichuk, co-executive chairmen of Emgold, commented:

“We very much appreciate the support provided not only by our previous shareholders, but also by investors new to Emgold through this financing.  Emgold now has in hand all of the funding that should be required to complete the permitting process for the Company’s Idaho-Maryland Gold Mine in Grass Valley, California.  Emgold remains committed as its first priority in the coming year to obtaining all of the permits necessary to re-open and operate the Idaho-Maryland and is presently anticipating that the Environmental Impact Report will be completed by July 2008 and the Conditional Mine Use Permit will follow within 60 days. The present financing should also allow us to deal with unanticipated delays in the process, should they occur. We are confident that obtaining the conditional mine use permit ultimately will allow Emgold and our shareholders to realize the value of the known gold resource present at Idaho-Maryland.”

Each Unit in the Offering was comprised of one fully paid and non-assessable common share of the Company (a “Common Share”) and one transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of $0.15 per Warrant Share.

Emgold paid finder’s fees to eligible finders (the “Finders”) in the form of cash in the sum of $547,998, equal to 8% of the proceeds raised by such Finders, and 4,981,803 non-transferable options (the “Finder’s Options”), equal to 8% of number of Units sold by such Finders. Each of the Finder’s Options is exercisable to acquire a Unit of the Company (the “Finder’s Units”) at a price of $0.11 per Finder’s Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit will be comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder's Option at a price of $0.15.

This Offering closed in four tranches. All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of each closing, being January 28, 2008, February 6, 2008 and February 13, 2008, as applicable.

The directors and certain of the officers of the Company subscribed to the Offering. Due to this relationship, the portion of the Offering subscribed for by the directors and officers is considered to be a "related party transaction" as defined under TSX Venture Exchange Policy 5.9 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions ("Policy 5.9") and Ontario Securities Commission Rule 61-501 (the "OSC Rule"). However, the Offering is exempt from the valuation requirements of Policy 5.9 and the OSC Rule for related party transactions as its securities are solely listed on the TSX Venture Exchange. The Offering is exempt from the minority approval requirements of Policy 5.9 and the OSC Rule for related party transactions as on the basis that the fair market value of the Units of the Company issued to the directors and officers represents less than 25% of the Company’s current market capitalization.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The proceeds of the Offering will be used to cover remaining costs associated with the Company’s permitting application for the Idaho-Maryland Gold Mine and for working capital.

For more information about Emgold, the Idaho-Maryland Project in Grass Valley, California and the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

Sargent H. Berner
Co-Executive Chairman

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.